500 Capitol Mall, Suite 18000 Sacramento, CA 95814 Telephone: 916-930-2500 Fax: 916-930-2501 www.lockelord.com

September 28, 2011

Via EDGAR

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Re:	CalciTech Ltd.
Form 20-F/A for the Fiscal Year ended December 31, 2010
Filed August 25, 2011
File No. 0-20420

Dear Mr. Decker:

On behalf of our client CalciTech Ltd., a corporation formed under the laws of Bermuda (the “Company”), we hereby respond to the Staff’s comment letter of September 12, 2011, issued in connection with Amendment No. 1 to the Company’s Form 20-F for the year ended December 31, 2010 filed with the Commission on August 25, 2011.

For your convenience, we have reproduced the Staff’s comment below, followed by our response.

Form 20-F/A for the Fiscal Year Ended December 31, 2010

Item 17. Financial Statements, page 37

Report of Independent Auditors, page F-2

1.           Please make arrangements with your auditor to revise their report to indicate the date on which their report was issued, as required by Rule 2-02(a) of Regulation S-X.  In addition, we note that the going concern paragraph refers to matters that raise doubt about your ability to continue as a going concern.  Please have your auditor revise this language to refer to matters that raise substantial doubt, as opposed to doubt, about your ability to continue as a going concern.  Please refer to paragraphs .12 - .16 of AU Section 341.  Please include this revised auditor’s report in your amended Form 20-F, along with an explanatory paragraph at the beginning of the amended Form 20-F that explains to investors the reason you are filing an amendment.  Ensure that you include certifications that are currently dated and refer to the Form 20-F/A.

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Response:           The auditor has revised its report to include the date their report was issued. In addition, the auditor has revised its report to remove reference to “doubt” and “going concern” since the auditor has concluded based on their evaluation that “substantial doubt” does not exist. The Company has included the revised auditor’s report to its Form 20-F/A along with an explanatory note to investors stating the reason the Company is filing the amendment. In addition, the Company has included certifications that are currently dated and refer to the Form 20-F/A.

We believe that the foregoing addresses all of the staff's comments contained in its letter dated September 12, 2011. Should you have any questions regarding the foregoing, please do not hesitate to contact me at (916) 930-2500.

Very truly yours,

/s/ Ryan A. Oliver
Ryan A. Oliver